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                          May 13, 2020

       Brian DeSchuytner
       Senior Vice President of Finance and Product Strategy
       Mersana Therapeutics, Inc.
       840 Memorial Drive
       Cambridge, Massachusetts 02139

                                                        Re: Mersana
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2020
                                                            File No. 333-238140

       Dear Mr. DeSchuytner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences